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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               Amendment No. 5 to
                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
               or 13(e)(1) of the Securities Exchange Act of 1934

                                       and

                               Amendment No. 5 to
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934

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                              Sybron Chemicals Inc.
                       (Name of Subject Company (Issuer))

                        Project Toledo Acquisition Corp.
                                Bayer Corporation
                            Bayer Aktiengesellschaft
                      (Names of Filing Persons (Offerors))

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                    870903101
                      (Cusip Number of Class of Securities)
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                            Bruce A. Mackintosh, Esq.
                                Bayer Corporation
                                 100 Bayer Road
                            Pittsburgh, PA 15205-9741
                            Telephone: (412) 777-2000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                           Daniel P. Cunningham, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                          New York, New York 10019-7475
                            Telephone: (212) 474-1000

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                                October 18, 2000

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|_| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|X| amendment to Schedule 13D under  Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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          Project  Toledo  Acquisition   Corp.,  a  Delaware   corporation  (the
"Purchaser"), Bayer Corporation, an Indiana corporation ("Parent"), and Bayer Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("Bayer AG"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO") and their Schedule 13D, in each case, originally filed on September 8, 2000. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sybron Chemicals Inc., a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, at $35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Offer to Purchase.

Item 11. Additional Information.

          Item 11 to the Schedule TO is hereby amended and supplemented by the following:

          On October 18, 2000, Parent announced that the waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, October 17, 2000, and issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(L) Press Release issued by Parent on October 18, 2000.


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                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             PROJECT TOLEDO ACQUISITION CORP.,

                                             By: /s/ John L. Williams
                                                 -------------------------------
                                                 Name:  Dr. John L. Williams
                                                 Title: President

                                             BAYER CORPORATION,

                                             By: /s/ E.L. Foote, Jr.
                                                 -------------------------------
                                                 Name:  E.L. Foote, Jr.
                                                 Title: Executive Vice President


                                             BAYER AKTIENGESELLSCHAFT,

                                             By: /s/ Roland Hartwig
                                                 -------------------------------
                                                 Name:  Dr. Roland Hartwig
                                                 Title: General Counsel


Dated:  October 18, 2000

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                                  EXHIBIT INDEX


     Exhibit No.                      Document

(a)(1)(L)               Press Release issued by Parent on October 18, 2000.